# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NEW ERA HELIUM INC., CIK 0002028336
CUSIP: 64428N109
Title of class of securities: COMMON STOCK, PAR VALUE $0.0001 PER SHARE
Address of issuer's principal executive offices: 4501 Santa Rosa Drive, Midland, Texas (TX), 79707
Date of event which requires filing of this statement: 12/09/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002048950

## Reporting persons
- Robert C Solis: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,034,898; shared voting power 0; sole dispositive power 1,034,898; shared dispositive power 0; aggregate amount beneficially owned 1,034,898 (7.86% of the class)
  Comment: This percentage is calculated based upon 13,165,152 shares of common stock issued and outstanding (as of December 16, 2024).

## Item 1. Issuer
Name of issuer: NEW ERA HELIUM INC.
Address of issuer's principal executive offices: 4501 Santa Rosa Drive, Midland, TX 79707

## Item 2. Person Filing
Name of person filing: Robert C Solis
Address of principal business office or, if none, residence: 4501 Santa Rosa Drive, Midland, TX 79707
Citizenship: U.S.A

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,034,898
Percent of class: 7.86
Sole power to vote or to direct the vote: 1,034,898
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,034,898
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Robert C Solis: /s/ Robert C Solis, Robert C Solis, Self (12/16/2024)